Securities and Exchange Commission,

Washington, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

Tender Offer Statement under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

(Amendment No.____)

    The Southern Africa Fund, Inc.
____________________________________________________________
(Name of Subject Company (Issuer))


    The Southern Africa Fund, Inc.
____________________________________________________________
(Names of Filing Persons (Identifying Status as Offeror,
Issuer or Other Person))


    Common Stock, Par Value $.01 Per Share
____________________________________________________________
(Title of Class of Securities)


    842157109
____________________________________________________________
(CUSIP Number of Class of Securities)


    Patricia A. Poglinco
    Seward & Kissel LLP
    One Battery Park Plaza
    New York, New York  10004
____________________________________________________________
(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Calculation of Filing Fee

    Transaction Valuation*        Amount of filing fee
       $                             $

*Set forth the amount on which the filing fee is calculated and state how it was determined.




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[   ] Check the box if any part of the fee is offset as
provided by Rule 011(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:___________________

Form or Registration No.:__________________

Filing Party:_____________________________

Date Filed:______________________________

[ X ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[   ] third-party tender offer subject to Rule 14d-1.

[ X ] issuer tender offer subject to Rule 13e-4.

[   ] going-private transaction subject to Rule 13e-3.

[   ] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]






















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FOR IMMEDIATE RELEASE

Shareholder Contact:
1-800-221-5672

Media Contact Only:
Stephanie Giaramita
212-969-6387
Stephanie_Giaramita@acml.com


            THE SOUTHERN AFRICA FUND, INC. ANNOUNCES
                       TERMS OF TENDER OFFER


    NEW YORK, NY May 11, 2001 - The Southern Africa Fund, Inc. (NYSE:SOA) (the "Fund") announced today basic terms of the tender offer to be conducted during the second quarter of this year in accordance with a policy stated in the Fund's Prospectus dated February 25, 1994.

    Under the terms approved by the Fund's Board of Directors, the Fund will, pursuant to due notification, commence a tender offer on May 15, 2001 for 228,270 shares of its common stock, representing 5% of the Fund's outstanding shares. The offer will be for cash at a price equal to the net asset value per share determined as of the close of the regular trading session of the New York Stock Exchange on the day after the offer expires. The offer will expire at 12:00 Midnight Eastern Time on June 12, 2001, unless extended. On May 4, 2001, the Fund's per share net asset value was $13.94 and the per share market price on the Exchange was $11.29, representing a 19.01% discount from net asset value. The terms and conditions of the offer will be set forth in the Fund's Offer to Purchase to be dated May 15, 2001 and the related Letter of Transmittal.

    The Fund is a non-diversified, closed-end U.S. registered management investment company managed by Alliance Capital
Management L.P. As of May 4, 2001 the Fund's total net assets were approximately $63.645 million.

    This announcement is not an offer to purchase or solicitation of an offer to sell shares of the Fund. The offer is made only by the Offer to Purchase and the related Letter of Transmittal. Holders of Fund shares should read these documents when they are available because they contain important information. These and other filed documents are available to investors for free both at the website of the Securities and Exchange Commission and from the Fund. The offer is not being made to, nor will tenders be accepted from or on behalf of, holders of shares in any



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jurisdiction in which making or accepting the offer would violate that jurisdiction's laws.



















































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